UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Material Agreement

As previously disclosed, on September 17, 2026, ReTo Eco-Solutions, Inc. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors in connection with a registered direct offering for the offer and sale of 10,000,000 Class A Shares of the Company, no par value per share (“Class A Shares”) at a purchase price of $1.50 per share, and 10,000,000 Class A Share purchase warrants (“Warrants”), at an exercise price of $2.75, in a registered direct offering (such offering, the “Initial Offering”). The Initial Offering closed on September 18, 2026.

Pursuant to the Securities Purchase Agreement, during the ten (10) calendar-day period immediately following the date of the Securities Purchase Agreement, each investor has the right, but not the obligation, to purchase additional Class A Shares and Warrants on the same terms and conditions, including the same purchase price and security composition, as the Class A Shares and Warrants purchased in the Initial Offering, subject to an aggregate cap of $15,000,000 for all such additional purchases by all investors, pro rata allocation based on each investor’s initial purchase at the closing of the Initial Offering, and a per-investor limit of $1,000,000 in aggregate purchase price on any single trading day (the “Over-Allotment Option”).

On September 24, 2026, certain investors exercised the Over-Allotment Option and the Company offered an additional 550,000 Class A Shares of the Company at a purchase price of $1.50 per share, and 550,000 Warrants at an exercise price of $2.75 (such offering, the “Over-Allotment Offering” and such securities, the “Over-Allotment Securities”).

The Over-Allotment Offering closed on September 25, 2026. The Over-Allotment Securities were offered and issued pursuant to a prospectus supplement dated September 25, 2026 filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b)(5), supplementing the prospectus included in the Company’s Registration Statement on Form F-3 (Registration No. 333-297016), which was filed with the U.S. Securities and Exchange Commission on June 25, 2026 and became effective on July 8, 2026. The prospectus supplement registered the entire Over-Allotment Option, including 10,000,000 Class A Shares, 10,000,000 Warrants, and up to 90,000,000 Warrant Shares.

Appleby, British Virgin Islands counsel to the Company, has issued an opinion to the Company regarding the validity of the Over-Allotment Securities. A copy of the opinion is furnished as Exhibit 5.1 to this Report of Foreign Private Issuer on Form 6-K.

The foregoing descriptions of the Securities Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the form of Securities Purchase Agreement filed as Exhibits 10.1 to the Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission on September 18, 2026, which is incorporated herein by reference.

This Current Report on Form 6-K does not constitute an offer to sell or the solicitation of an offer to buy, and these securities cannot be sold in any state or jurisdiction in which this offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Appleby
10.1	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K filed with the Securities and Exchange Commission on September 18, 2026)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

Date: September 25, 2026	By:	/s/ JOHNNY TIONG SIE WEI
	Name:	JOHNNY TIONG SIE WEI
	Title:	Chief Executive Officer

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